UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549

                                    SCHEDULE 13G

                      Under the Securities Exchange Act of 1934

                             General Motors Corporation
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                                  (Name of Issuer)

                                   Class H Common
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                           (Title of Class of Securities)

                                      370442501
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                                   (CUSIP Number)

                                    June 4, 1999
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               (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

      [X] Rule 13d-1(b)
      [ ] Rule 13d-1(c)
      [ ] Rule 13d-1(d)

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                     1 of 6

                                    SCHEDULE 13G

CUSIP No.   370442501
          -------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Robert E. Torray   S.S. No.: ###-##-####

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [ ]
                                                                         (b) [x]
----------------------------------------------------------------------
3     SEC USE ONLY
----------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America
                      5  SOLE VOTING POWER

NUMBER OF
SHARES                      400,000
BENEFICIALLY          6  SHARED VOTING POWER

OWNED BY
EACH                      5,386,600
REPORTING             7  SOLE DISPOSITIVE POWER
PERSON
WITH

                             400,000
                      8  SHARED DISPOSITIVE POWER

                      5,386,600
9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      5,786,600
10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES  [ ]

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                       5.2%
12  TYPE OF REPORTING PERSON

                       HC

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



Item 1.

      (a)   Name of Issuer: General Motors Corporation

      (b)   Address of Issuer's Principal Executive Offices:

                  100 Renaissance Center, Detroit, Michigan 48265-1000 3044 West Grand Boulevard, Detroit, Michigan 48202-3091
Item 2.

      (a)   Name of Person Filing: Robert E. Torray

      (b)   Address of Principal Business Office or, if none, Residence:

                              6610 Rockledge Drive, Suite 450
                              Bethesda, MD  20817-1869

      (c)   Citizenship:   United States of America

      (d)   Title of Class of Securities:  Class H Common

      (e)   CUSIP Number: 370442501

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

      (a)         [ ]   Broker or dealer registered under Section 15 of the Act.
      (b)         [ ]   Bank as defined in section 3(a)(6) of the Act.
      (c)         [ ]   Insurance company as defined in section 3(a)(19) of the
                        Act.
      (d)         [ ]   Investment company registered under section 8 of the
                        Investment Company Act of 1940.
      (e)         [ ]   An investment adviser in accordance with Section
                        240.13d-1(b)(ii)(E);
      (f)         [ ]   An employee  benefit plan or endowment  fund in
                        accordance with Section 240.13d-1(b)(1)(ii)(F);
      (g)         [X]   A parent  holding  company or control person in
                        accordance with Section 240.13d-1(b)(ii)(G);
      (h)         [ ]   A savings  association  as defined in Section  3(b) of
                        the Federal Deposit Insurance Act;
      (i)         [ ]   A church plan that is excluded  from the  definition of
                        an investment company under section 3(c)(14) of the
                        Investment Company Act of 1940;
      (j)         [ ]   Group, in accordance with Section
                        240.13d-1(b)(1)(ii)(J).

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

Item 4.     Ownership

                  The information in Items 1 and 5-11 on the cover page (p. 2) of the statement on Schedule 13G is hereby incorporated by reference.

Item 5.     Ownership of Five Percent or Less of a Class.

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

                  N/A

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

                  N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

                  See Exhibit A

Item 8.     Identification and Classification of Members of the Group

                  N/A

Item 9.     Notice of Dissolution of Group

                  N/A

Item 10.    Certification

                  (a) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purposes or effect.

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

                                      SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  06/22/99


                              By:  /s/ Robert E. Torray
                                  -------------------------------------------
                                   Name: Robert E. Torray

                                      Exhibit A

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Identity: The Torray Fund

Item 3 Classification: (d) Investment company registered under section 8 of the Investment Company Act of 1940.

Identity: Robert E. Torray & Co., Inc.

Item 3 Classification:(e) An investment adviser in accordance with Section 240.13d-1(b)(ii)(E).